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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

2023 Annual Report and Accounts of International Game Technology PLC

On March 27, 2024, International Game Technology PLC (NYSE: IGT) ("IGT" or the "Company") published its Annual Report and Accounts for the fiscal year ended December 31, 2023, on the Company's website. The 2023 Annual Report and Accounts can be found in the Investor Relations section of www.igt.com, along with IGT's 2023 Annual Report on Form 20-F, which the Company filed with the U.S. Securities and Exchange Commission on March 12, 2024. These materials can be viewed online and are also available for download in PDF format.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2023

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EXHIBIT INDEX

Exhibit Number	Description

99.1	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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